Via Facsimile and U.S. Mail
Mail Stop 6010

January 8, 2008

Mr. Howard H. Pien
President and Chief Executive Officer
Medarex, Inc.
707 State Road
Princeton, NJ 08540

   Re: **Medarex, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2006
      File No. 0-19312

Dear Mr. Pien:

  We have completed our review of your Form 10-K and have no further comments at this time.

       Sincerely,

       Carlton E. Tartar
       Branch Chief